			Exhibit 12.1
COLONIAL REALTY LIMITED PARTNERSHIP

Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
($ in thousands)	September 30,		September 30,
	2013	2012	2013	2012
Earnings:
Pre-tax (loss) income from continuing operations before noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees, extraordinary gain (loss), or gains (losses) on sale of
properties	$(53,391)	$(8,200)	$(61,110)	$(26,666)
Amortization of interest capitalized	490	497	1,470	1,484
Interest capitalized	(426)	(389)	(988)	(924)
Distributed income of equity investees	179	185	5,848	656
Fixed Charges	22,538	24,876	69,053	74,577
Total Earnings	$(30,610)	$16,969	$14,273	$49,127

Fixed Charges:
Interest expense	20,534	23,037	63,728	69,367
Interest capitalized	426	389	988	924
Debt costs amortization	1,578	1,450	4,337	4,286
Total Fixed Charges	$22,538	$24,876	$69,053	$74,577

Ratio of Earning to Fixed Charges	(a)	(a)	(a)	(a)

a)
For the three and nine months ended September 30, 2013, the aggregate amount of fixed charges exceeded our earnings by approximately $53.1 million and $54.8 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2013 is primarily a result of non-cash depreciation and amortization expense, non-cash impairment charges, primarily related to one of the Company’s commercial assets, and merger-related expenses associated with merger with MAA. For the three and nine months ended September 30, 2012, the aggregate amount of fixed charges exceeded our earnings by approximately $7.9 million and $25.5 million, respectively. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2012 is primarily a result of non-cash depreciation and amortization expense.